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                                                                      EXHIBIT 21
                         SUBSIDIARIES OF THE REGISTRANT


The Registrant had 4 wholly-owned subsidiaries as of December 31, 1998:

International Lottery & Totalizator Systems Australia Pty. Ltd., an Australia corporation; International Lottery & Totalizator Systems (UK) Ltd., a United Kingdom corporation, ITS Service Corp., a California corporation, ILTS (Brazil), Inc., a California corporation.